# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: dMY Squared Technology Group, Inc., CIK 0001915380
CUSIP: 233276104
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 1180 NORTH TOWN CENTER DRIVE SUITE 100, Las Vegas, Nevada (NV), 89144
Date of event which requires filing of this statement: 02/26/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001661897

## Reporting persons
- Merus Global Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 200,000; shared voting power 0; sole dispositive power 200,000; shared dispositive power 0; aggregate amount beneficially owned 200,000 (8.6% of the class)
  Comment: Note to Row 11: Calculated based on the 2,338,586 shares of the Class A common stock, par value $0.0001 per share, of dMY Squared Technology Group, Inc. (the "Issuer") outstanding as of November 14, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024.

## Item 1. Issuer
Name of issuer: dMY Squared Technology Group, Inc.
Address of issuer's principal executive offices: 1180 North Town Center Drive, Suite 100 Las Vegas, NV, 89144

## Item 2. Person Filing
Name of person filing: Merus Global Investments, LLC
Address of principal business office or, if none, residence: 3 Park Ave, Suite 2900, New York, NY 10016
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 200,000
Percent of class: 8.6
Sole power to vote or to direct the vote: 200,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 200,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Merus Global Investments, LLC: /s/ Amrita M. Mahabaleswara, Amrita M. Mahabaleswara, General Counsel and Head of Compliance (03/05/2025)